

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-mail
Jerry M. Kennelly
Chief Executive Officer
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, California 94105

     Re: Riverbed Technology, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 10, 2012
             File No. 001-33023

Dear Mr. Kennelly:

We have reviewed your letter dated August 17, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 10, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 3

1. We note your response to prior comment 1 regarding your backlog disclosure, as required by Item 101(c)(1)(viii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog, even if cancellable. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company's business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years, as well as the level in the most recent period were not material. Provide quantitative information in this respect. Otherwise, please confirm that you will provide the dollar amount of your backlog orders for the two preceding years in future filings.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Attorney-Advisor, at (202)-551-3453. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant